UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2001

Creo Products Inc.
(Translation of registrant's name into English)

3700 Gilmore Way, Burnaby, BC, Canada V5G 4M1
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]
Form 20-F  [ ] Form 40-F  [X]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   [ ] No  [X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 -

NEWS RELEASE

CreoScitex
3700 Gilmore Way
Burnaby, BC
CANADA V5G 4M1
www.CreoScitex.com

CreoScitex
Rochelle van Halm
Tel. +1-604-451-2700
Fax. +1-604-437-9891
Email: rochelle_van_halm@creoscitex.com

FOR IMMEDIATE RELEASE

Inspired by the Possibilities: CreoScitex Announces Big Plans
for Print '01

PRINT 01, CHICAGO, IL (August 23, 2001) - CreoScitex, a division of Creo Products Inc. (NASDAQ: CREO; TSE: CRE), is pleased to announce an exciting lineup for Print'01, the largest industry event of the year worldwide, being held September 6-13 in Chicago's McCormick Center. The leading prepress solutions provider will be hard to miss at Print '01 with a bold presence in a 14,400 sq. ft. booth. More than 75,000 visitors to the show will be "inspired by the possibilities", the theme that CreoScitex has chosen for Print '01.

New: Collaborate, Integrate, Automate from Idea to Delivery

CreoScitex will articulate a new vision at the show; one that centers on building a coordinated production and business systems network and a streamlined, end-to-end automated print-production process. Using CreoScitex solutions and business partnerships as the building blocks, printers will be able to link their print-buying customers and supplier information with production, data management, and business systems in an efficient, integrated network. The result will be fewer errors, faster cycle time, and better visibility to make smart business decisions - all of which improve a printer's customer service capabilities.

New: Building Value in Print

CreoScitex will showcase new consulting services designed to help printers get the most out of their investment in prepress technology. Technical experts will assist printers in developing more efficient production, consistency in print quality, and higher quality standards.

New: Innovative Technology for Improving Quality and Productivity

CreoScitex is dedicated to creating solutions for our customers that deliver consistent quality through sharp imaging. Each of the following new developments is devoted to that goal:

- Proofing options on the state-of-the-art Lotem™ 800 Quantum platesetter

- Increased productivity on the best-selling Dolev™ imagesetter

- Entry-level platesetters for easy transition to computer-to-plate

- Entry-level Brisque™ workflow

- Finest degree of Staccato™ Stochastic (FM) Screening Software

- EverSmart™ Select scanner and EverSmart oXYgen DOT software, the complete copydot scanning solution for premium flat bed scanners.

- Latest version of Spire™ color servers to drive the Xerox® DocuColor 2060/2045 color presses and the new Xerox press.

CreoScitex will also announce a number of developments in consumables. See these exciting innovations at the CreoScitex booth and at the booths of more than 17 other vendors at Print '01. Also check out the gallery of premium quality samples of printing and plates by CreoScitex customers on display at Booth 5710.

CreoScitex Theaters Feature Technology Speakers

Listen as Prof. Frank Romano of RIT provides insight into technological trends and other industry advances demonstrated at Print 01. His feature presentation begins at 4 pm on September 9 and 12 in the CreoScitex theatre at Booth 5710.

Join us in the CreoScitex twin theaters for presentations throughout each day of the show. CreoScitex technical experts will demonstrate the latest solutions in color management, imaging, digital offset printing, print-on-demand, scanning and proofing.

Come and be inspired by the possibilities with CreoScitex at Booth 5710 at Chicago's McCormick Place, North Hall, Level 3. For more information, see http://www.creoscitex.com/print01/index.asp

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About CreoScitex

CreoScitex is a world leader in solutions for the graphic arts industry. Core product lines include image capture systems; inkjet proofers; thermal imaging devices for films, plates, and proofs; professional color and copydot scanning systems; and workflow management software. CreoScitex is also an Original Equipment Manufacture supplier of on-press imaging technology, components for digital presses, and color servers for high-speed, print-on-demand digital printers. CreoScitex is a division of Creo Products Inc., which trades on NASDAQ (CREO) and the TSE (CRE).

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© 2001 Creo Products Inc. CreoScitex is a division of Creo Products Inc. The CreoScitex product names mentioned in this document are trademarks or service marks of Creo Products Inc. and may be registered in certain jurisdictions. Other company and brand, product and service names are for identification purposes only and may be trademarks or registered trademarks of their respective holders. Data is subject to change without notice.

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This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties are described under the caption "Information Regarding Forward-looking Statements" and elsewhere in our Annual Report and also in our Annual Information Form (40-F), both for the fiscal year ended September 30, 2000, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference. We do not assume any obligation to update the forward-looking information contained in this press release.

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Contacts:

CreoScitex
Rochelle van Halm
Tel: +1-604-451-2700
Fax: +1-604-437-9891

email: rochelle_van_halm@creoscitex.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREO PRODUCTS INC.

Date: August 23, 2001

/s/ Paul Kacir
Paul Kacir, Assistant Corporate Secretary